EXHIBIT 1.01

Visteon Corporation

Conflict Minerals Report

For the Year Ended December 31, 2014

This report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements apply to SEC registrants regardless of the geographic origin of the tin, tantalum, tungsten and gold (3TG), and whether or not they fund armed conflict. If the registrant has reason to believe that any of the 3TG contained in its products may have originated from the Democratic Republic of the Congo (DRC) or an adjoining country (Covered Country), or is unable to determine the country of origin of their 3TG, the registrant is required to submit a conflict minerals report which includes a description of the measures it took to exercise due diligence on the source and chain of custody of its 3TG.

Company and Supply Chain Overview

The Company

The information in this report includes the activities of Visteon Corporation (“Visteon” or the “Company”) and its consolidated entities. Visteon is a global supplier of climate, electronics and interiors systems, modules and components to automotive original equipment manufacturers (“OEMs”). The Company’s manufacturing footprint is principally located outside of the U.S., with a heavy concentration in low-cost geographic regions. Based on previous assessments, a high percentage of each product group contains one or more 3TG metal. In most cases, Visteon does not directly source the chemical or mineral content of its products and therefore must conduct inquiries that trace back through its supply chain to confirm the exact use and origin of those minerals.

Management

Visteon has established an internal management team to oversee its conflict minerals compliance activities. The team includes managers, directors, and executives from finance, legal, compliance, purchasing, sales, IT, internal control and corporate communications. The core management team is tasked with developing the company’s conflict minerals compliance program, policy and strategy. Additionally, Visteon has staffed an extended team of highly trained analysts supporting supply chain engagement and due diligence analysis. Visteon’s senior leaders and audit committee members are updated on a regular basis of the program’s progress and status. The employees involved with intake and grievance resolution have been adequately trained on conflict minerals and related concerns.

Supply Chain

Visteon is supported by a complex and multi-tiered supply chain primarily located outside of the U.S., with many entities based in foreign countries. Visteon conducted an extensive survey that contained questions about the supply chain’s use and origin of all 3TG contained in its products. Further, the inquiry requested specific information about the smelters or refiners who directly purchase the 3TG content in their supply chain, their company’s conflict minerals policy, and specific due diligence measures. The tools used to conduct this survey were the Conflict Free Sourcing Initiative’s (CFSI) Conflict Minerals Reporting Template (CMRT) and the iPoint Conflict Minerals Platform (iPCMP).

We conducted our country of origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination regarding the country of origin of the 3TG in our products. After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in DRC or Covered Countries during 2014, all within the meaning of the Rule.

The Company’s terms and conditions require compliance with all applicable laws, company policies, and customer requirements. Additionally, Visteon has actively communicated with its global supply chain to inform, educate, and set expectations for the responsible sourcing of all 3TG content.

¡	Information – Visteon communicated in multiple languages with each identified supplier regarding the SEC Rule, OECD Due Diligence Guidance, Visteon’s conflict minerals policy located at http://www.visteon.com/company/csr/ethics.html, which included the cascade and reasonable enforcement of the Conflict Free Smelter Program (CFSP) and the current reporting requirements
¡	Education – Visteon included training resources in its supplier communication package as well as detailed assessments and action plans for individual suppliers based on the specific smelter data provided by their companies
¡	Expectations – Visteon communicated with each identified supplier regarding the necessary due diligence efforts to submit a complete and valid report which included:

¡	The identification of any 3TG minerals that were intentionally added or necessary to the functionality of their product,
¡	The determination of whether any 3TG mineral originated from a Covered Country
¡	The identification of smelters who process those minerals
¡	The mine country location of any 3TG minerals
¡	Improvements in supply chain response percentages
¡	Improvements in the data completeness and validity of smelter or refiner lists for each metal

Design of Due Diligence

Visteon’s due diligence process has been designed to conform to the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Due Diligence Guidance”).

Due Diligence Measures Performed

Visteon supports and is an active member of the Conflict Free Sourcing Initiative. The data on which we relied for certain statements in this declaration was obtained through our membership in the CFSI using the Reasonable Country of Origin Inquiry report for member “VIST.” Visteon is an active CFSI member and supports smelter audits through the CFSP and similar programs. Additionally, the Company participates in many automotive industry and cross-industry initiatives dedicated to providing conflict mineral reporting and compliance solutions to the upstream supply chain. Some of the organizations include the Conflict Free Sourcing Initiative (CFSI) data collection team, the AIAG Conflict Mineral Work Group (CMWG), various sub-groups of the AIAG-CMWG, the AIAG Smelter Engagement Team which coordinated direct smelter communication efforts, and the Conflict Minerals Cross-Industry Collaboration Group.

The incoming data was assessed by Visteon’s due diligence team who is trained in the fundamentals of the Rule and all relevant guidance available through the SEC, industry and trade associations. All data was assessed using a standardized format and the latest available data analysis tools from the Conflict Free Sourcing Initiative. Detailed records and metrics were kept on all incoming survey responses and all supplier communication. Among its objectives, Visteon was focused on assessing the clear understanding of the requirements by its supply chain as well as year-over-year improvements in the completeness and validity of the smelter or refiner data submitted.

Suppliers who have responded in Visteon’s requested format are monitored by the Company’s due diligence team to analyze the gaps and risks in each supplier’s response. Those suppliers were further engaged by the due diligence team and were provided with a complete assessment of their reported smelter or refiner data using the latest tools available to members of CFSI. Each supplier was assigned an internal risk rating associated with their understanding of the rule, completeness and validity of the reported smelter or refiner data, and any provided country of origin information. Additionally, any suppliers who did not respond in Visteon’s requested format were tracked and engaged by the company’s purchasing organization.

Due Diligence Results

While it was observed that select companies that were engaged in the prior reporting year had an increased understanding of the Rule and its impact to the global supply chain, the majority of suppliers still required engagement from Visteon due to issues with data completeness and validity. Supplier engagement is on-going based on the individual targets set for the individual company by Visteon. Communication and next-steps, including escalation, are tracked on a company-by-company basis and include additional engagement by Visteon’s due diligence team as well as engagement of the supplier by the Company’s purchasing organization.

The result of Visteon’s RCOI and due diligence efforts is that the products that the Company manufactures are “DRC conflict undeterminable,” within the meaning of the Rule. Based on the data provided by our supply chain, the known smelters and refiners as well as the known source countries for our 3TG will be listed in Visteon’s Corporate Sustainability Report which will be published by the end of June 2015.

Steps to be taken to Improve Due Diligence and Mitigate Risk

As Visteon enters its third year of its conflict mineral due diligence efforts, the following steps will be taken to improve due diligence and mitigate the risk that the necessary 3TG in our products may have benefitted armed groups in the DRC or Covered Countries:

•	Continue to escalate unresponsive suppliers through Visteon’s purchasing management
•	Continue to engage with suppliers who have reported data to Visteon and provide detailed assessment and action plans for their data completeness and validity
•	Continue to monitor supplier performance to requested action plans and implement an escalation process for underperforming or unresponsive suppliers
•	Continue membership and support of CFSI and the AIAG Conflict Minerals Work Group to develop best practices and build leverage over the supply chain in line with the OECD Due Diligence Guidance.
•	Directly engage with the known smelters in our supply chain to encourage participation in the Conflict Free Smelter Program